SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 20-F

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
          OR
[   ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  13  OR  15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934, for the fiscal year ended:
          OR
[   ]     TRANSITION  REPORT  PURSUANT  TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934, for the transition period from ______ to ______.

                     COMMISSION FILE NO:   _________________

                             QVP INTERNATIONAL LTD.
              (Exact name of registrant as specific in its charter)

                                     BELIZE
                 (Jurisdiction of incorporation or organization)

                               1ST FLOOR EAST WING
                                 65 FRONT STREET
                               PUNTA GORDA, BELIZE
        (Address of principal executive offices, including Postal Code.)

Registrant's  area  code  and  telephone  number:     (501) (7)22342

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:
     Title  of  each  class:  NONE

Name  of  each  exchange  on  which  registered:
     NONE

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:
     Title  of  each  class:  COMMON  STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
     Title  of  each  class:   NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement - 5,149,193 COMMON SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     [  ]   YES     [  ]  NO

Indicate by check mark which financial statement item the registrant has elected to follow:
     [  ]  ITEM  17     [  ]  ITEM  18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     [  ]  YES          [  ]  NO

                                      INDEX

PART  I

Item 1.  Identity of Directors, Senior Management and Advisers,------------    3
Item 2.  Offer Statistics and Expected Timetable.--------------------------    3
Item 3.  Key Information.--------------------------------------------------    3
Item 4.  Information on the Company.---------------------------------------    7
Item 5.  Operating  and  Financial  Review.--------------------------------   10
Item 6.  Directors, Senior Management and Employees.-----------------------   12
Item 7.  Major  Shareholders  and Related Party Transactions.--------------   16
Item 8.  Financial  Information.-------------------------------------------   16
Item 9.  The  Listing.-----------------------------------------------------   17
Item 10. Additional  Information.------------------------------------------   18
Item 11. Quantitative and Qualitative Disclosures about Market Risk.-------   31
Item 12. Description of Securities Other than Equity Securities.  ---------   31

PART  II

Item 13. Defaults,  Dividend  Arrearages  and Delinquencies.---------------   32
Item 14. Material  Modifications  to  the  Rights  of
Security  Holders  and  Use  of  Proceeds.---------------------------------   32
Item 15. [Reserved]--------------------------------------------------------   32
Item 16. [Reserved]--------------------------------------------------------   32

PART  III

Item 17. Financial  Statements.--------------------------------------------   32
Item 18. Financial  Statements.--------------------------------------------   32
Item 19. Exhibits.---------------------------------------------------------   32

                                  INTRODUCTION

     As used herein, except as the context otherwise requires, the term "Company" refers to QVP International Ltd., a corporation organized under the laws of Belize.

     The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

     The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

     In the future, the Company will produce annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

     The  Company  has  no  revenue  and  losses  for  the  most  recent  year.


ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

King  Kwok  Yu                             Director
Flat  D,  Block  7
City  Garden
North  Point
Hong  Kong

Jack  L.  Mahan,  Jr.                      Director/Secretary/CEO/Chief
Financial  Officer
1296  E.  Gibson  Rd.  #149
Woodland,  CA  95776

Ian  D.  Ross                              Chairman of the Board/Vice President
24  Station  Street
Spalding,  Lincolnshire PE11 1EB
United  Kingdom

ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  applicable.


ITEM  3.     KEY  INFORMATION

A.     SELECTED  FINANCIAL  DATA

SELECTED  CONSOLIDATED  FINANCIAL  DATA

     The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by Barry L. Friedman (Deceased) Certified Public Accountants, 1582 Tulita Drive, Las Vegas, NV 89123, (702) 361-8414 for the year ended December 12, 2000.

     The financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The significant differences from US GAAP are explained in Item 17, Note to the Financial Statements of the Company.

     The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during the years ended December 31, 2000. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since the Company was inoperative. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

STATEMENT  OF  LOSS  AND  ACCUMULATE  DEFICIT  DATA:

FINANCIAL  INFORMATION  PER  US  GAAP


                               DECEMBER 12, 2000 (AUDITED)

                      Total revenue                          Nil
                      Interest expense                       Nil
                      Net income (loss)                 $    (16)
                      Total assets                      $  3,500
                      Net working capital (deficit)     $  3,484
                      Shareholders' equity              $  3,484

B.   CAPITALIZATION  AND  INDEBTEDNESS

     Not  Applicable.

C.   REASON  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

     Not  Applicable.

D.   RISK  FACTORS

     1. COMPANY WITH NO HISTORY OF EARNINGS. The Company has no operating history, no revenues and is subject to all of the risks inherent in a start-up business enterprise including lack of cash flow and service acceptance. The future growth and profitability of the Company is dependent upon its ability to acquire a manufacturing facility, engaging reliable suppliers to manufacture components for the Company's products, and hiring and retaining competent personnel to operate the manufacturing facility. In addition, in order for the Company to be successful, its products must meet certain standards of quality while maintaining cost-effectiveness in the value brand category. The Company has no history as a manufacturer, but will rely on current personnel of the manufacturer and the hiring of additional experienced personnel to operate the manufacturing facility. The transition to a manufacturer from a marketer/distributor will involve various risks and uncertainties that may not be apparent at this time and there can be no assurance that the Company will be able to successfully react to anticipated difficulties. Any failure by the Company to successfully incorporate the manufacture of its products, or a substantial delay in the anticipated acquisition of the manufacturer, could have a material adverse effect on the Company.

     2. DEVELOPMENT AND MARKET ACCEPTANCE OF SERVICES. The Company's success and growth will depend upon the Company's ability to acquire production capacity. The Company's success may depend upon market acceptance of its own brand names and the ability to attract retailers to a private label program. Market acceptance depends upon the ability of the Company to maintain its brand image and reputation for good quality at lower prices, and to differentiate its products from its competitors. There can be no assurance that the Company's proposed or future products will be perceived as being of good quality or the lowest priced as differentiated from such other products, or that the Company will be successful in maintaining its image. Any failure relating to market acceptance of its products could have a material adverse effect on the Company.

     3. LIQUIDITY; NEED FOR ADDITIONAL FINANCING. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future, which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     4. NO PATENTS. The Company does not own any patents or licenses to manufacture laundry and household cleaning products. The main focus of the Company's business is in private labeling for retailers under their own "House Brand" names, and not in extensively promoting the Company's own brands. As such, third parties may copy the Company's products and sell them as their own. The Company will not have any recourse against such appropriators who will be competing with the Company.

     5. COMPETITION. The Company experiences substantial competition from a number of suppliers of laundry and household cleaning products, including larger premium-priced, mid-priced and private label suppliers. Many of these suppliers offer broader product lines and have substantially greater financial, technical, marketing, distribution and other resources than the Company. In addition, there are several value brand suppliers, which compete directly with the Company. The Company believes its products compete primarily on the basis of price and it does not intend to compete with features and technological advances of the premium-priced brands except when a competitive edge is apparent.

     6. RELIANCE UPON DIRECTORS AND OFFICERS. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day-to-day affairs of the Company.

     7. ISSUANCE OF ADDITIONAL SHARES. The Company is authorized to issue 100,000,000 common shares. Common shares are currently issued and outstanding and 3,000,000 or 37% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     8. INDEMNIFICATION OF OFFICERS AND DIRECTORS FOR SECURITIES LIABILITIES. The laws of Belize provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as provided for by law. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     9. CUMULATIVE VOTING, PREEMPTIVE RIGHTS AND CONTROL. There are no preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event the Company issues additional shares in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     10. NO DIVIDENDS ANTICIPATED. At the present time the Company does not anticipate paying dividends, cash or otherwise, on it's Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.


ITEM  4.     INFORMATION  ON  THE  COMPANY

A.   HISTORY  AND  DEVELOPMENT

     The QVP International Ltd. (the "Company") was incorporated under the laws of Belize on September 27, 2000. The Company was incorporated for the purpose of manufacturing and distributing high quality branded and private label powdered and liquid laundry detergents, fabric softeners and dish detergents. A Standard Industrial Classification (SIC code) for the Company is 5169; Laundry soap, chips, and powder-wholesale.

     The Company has entered into a Letter of Intent to acquire all of the issued and outstanding shares of common stock of QVP Family Products, Inc. There is no assurance, however, that the Company will enter into a definitive agreement to acquire QVP Family Products, Inc. QVP Family Products, Inc. is engaged in the business of manufacturing high quality branded and private label powdered and liquid laundry detergents, fabric softeners and dish detergents.

B.   BUSINESS  OVERVIEW

     The Company is in a start-up stage. It has not generated any revenues and there is no assurance that it will become operational. The disclosure contained in this registration statement reflects the Company's plan of operation. Unless the Company can raise capital through the sale of securities or loans, it will not be able to implement its business plan and in all likelihood will have to cease operations. The Company believes that it will need $2,000,000 in order to commence operations.

     The Company's business strategy is to provide value to retailers by enabling them to increase sales and profit margins on the Company's value brand products while providing value to consumers. The Company seeks to promote its private label program and its own brand and corporate identification of its products.

     The Company's plan for continued growth is to market its products internationally, acquire existing cleaning product distribution companies and acquire a manufacturing facility in order to become a manufacturer as well as a marketer/distributor of its products. The acquisitions will allow the Company to improve profitability, expand its product line, and enhance its ability to attract major retailers to purchase their product offerings. In addition, the company will strive to acquire exclusive license rights to innovative, patented products to produce and market, e.g. The LaundryTea System. These strategies will increase the Company's reach into many more distribution channels. The increase in the overall product offerings may serve to enhance the Company's effort to capture a greater share of the $15 billion annual market for laundry and household cleaning products in the United States and abroad.

     Inquiries from foreign markets have been numerous, and the Company continues to explore international sales opportunities. Certain consumers are willing to pay a premium for leading national brand names with the latest packaging and technology, while other consumers demand value-priced brands incorporating certain features found in premium-priced brands. The Company believes that consumers are increasingly purchasing products in the value-brand category as that area improves its price-quality relationship.

     Subject to the acquisition of QVP Family Products, the Company intends to manufacture high quality, laundry and household cleaning products at prices significantly below the leading national brands. The Company believes that it is able to maintain attractive profit margins for retailers while offering consumers a better price-value relationship compared with other leading national brands as a result of the Company's continued emphasis on (1) significantly lower advertising and promotional expenses, (2) significantly lower research and development expenditures, (3) a lower overhead cost structure and (4) manufacturing high quality products at the same or lower costs as leading national brand manufacturers.

     As of the date hereof, the Company entered into a letter of intent to acquire all of the issued and outstanding shares of QVP Family Product's common stock, but as of the date hereof, the Company has not entered into a definitive agreement to complete the transaction. Accordingly, there is no assurance that the Company will ever acquire QVP Family Products, Inc. QVP Family Products is located at 590 Young Street, Tonawanda, New York 14150. QVP Family Products, Inc. is currently generating revenues. In the event that the Company does not complete the acquisition of QVP Family Products, Inc. it intends to limit its operations to the resale of laundry and household cleaning products. Further, the Company believes that the failure to acquire QVP Family Products, Inc. will not have any adverse financial or economic affect upon the Company. Acquisition of additional firms to expand market share, international distribution, and product capacity is also anticipated.

WARRANTIES

     In the event that the Company acquires QVP Family Products, Inc., the Company intends to warrant QVP Family Products, Inc.'s products as is customary within the industry.

MARKET  AND  MARKETING

     The scope of the Company's market is: (1) The Consumer - providing quality value brand products at affordable prices. Consumers are buying value brands at an increasing rate. The domestic soap and detergent market had total sales in excess of $5.6 billion during 1998. Laundry detergents amounted to approximately 74% of sales, dishwashing liquids, 13%. The value brand market segment is increasing about 14% faster than the other segments of the detergent industry. These figures reflect only the domestic market. The Company is also negotiating several international contracts. (2) The Retailer - Improving retailer's profitability by providing attractive margins (utilizing the Company's products or the retailers' own private label "House Brand") while optimizing retail space. The Company provides the retailer with merchandising support with its product mix, shelf display and marketing strategies. Special pricing and promotional programs are sometimes used to increase overall sales of the Company's products. As a low-cost supplier, the Company sells its products to retailers at prices, which enable the retailer to offer the products at lower prices to consumers while realizing attractive profit margins. The Company also seeks to build strong relationships with retailers by providing them with a high level of customized service including direct shipments, electronic data interchange, mixed product pallets and flexible, prompt delivery. Targeted customers for The LaundryTea System may include The Kroger Co., Publix, Harris Teeter, HEButt Grocery, and Albertson's (Dallas/Houston). A second tier of target customers will include Wal-Mart, Sam's Club, Costco, Randall's/Tom Thumb/Safeway, and others. Negotiations are anticipated with Alpha Comm Inc. (importer of various products from China) and QVP International on joint ventures to import electronic products from China. First wave of anticipated products may be cell phone accessories that are priced 30-40% under U.S.
products  and  carry  as  high  as  a  60%  profit  margin.

PACKAGING  AND  TRANSPORTATION

     The Company intends to outsource liquid formulations and packaging to Basic Packaging Company in Mississauga, Ontario and JemPak Canada Incorporated,
Oakville, Ontario. Powder Detergents will be outsourced for manufacture and packaging at JemPak Canada, Incorporated, Brantford, Ontario; Time Products, Atlanta, Georgia, and Star Pacific Incorporated, Union City, California. The Company is currently seeking to acquire a manufacturing facility. Orders will be directly shipped from either the Tonawanda, New York distribution center, or directly from the outsourcing suppliers heretofore mentioned. The Company is capable of utilizing these various distribution sites to expedite orders, depending on their origination points, as well as international markets. QVP Family Products Inc. currently uses the Canadian facilities in order to take advantage of favorable currency exchange rates.

MERCHANDISING  STRATEGY

     The Company's marketing strategy is to provide value to retailers by enabling them to increase sales and profit margins on the Company's value brand products while providing value to consumers. The Company seeks to expand its private label program and also to promote its own brand and corporate identification of its products. The Company plans to expand sales and distribution to several international markets including Europe, Asia, and India.

INVENTORY

     The Company does not intend to carry an inventory of products until it is economically reasonable to do so. Prior to carrying an inventory, all products will be purchased from the supplier and drop shipped to the Company's customers. Again, the Company has not initiated operations and has not generated any revenues.

EMPLOYEES

     The Company currently employees zero full-time employees and zero part-time employees. In the event the Company acquires QVP Family Products, Inc., the Company intends to hire the employees presently working for QVP Family Products, Inc. Currently, QVP Family Products, Inc. is composed of 3 people. Additional employees will be required to meet the demands of the projected market over the next five years The Company intends to employ these additional employees on as needed basis.

COMPETITION

     The Company experiences substantial competition from a number of suppliers of laundry and household cleaning products, including larger premium-priced, mid-priced and private label suppliers. Many of these suppliers offer broader product lines and have substantially greater financial, technical, marketing, distribution and other resources than the Company. In addition, there are several value brand suppliers, which compete directly with the Company. The Company believes its products compete primarily on the basis of price and it does not intend to compete with features and technological advances of the premium-priced brands except when a competitive edge is apparent.

PRIVATE  LABEL  MARKET

     In the event the Company acquires QVP Family Products, Inc. the Company will begin manufacturing private label brands. Private label brands enjoy a significant niche in retail stores. Consumers find that house brands cost less, and their perception of house-brand quality has been on the rise in recent years. Retailers are finding that in price discounting and low inflation, house brands tend to be more profitable. In supplying a house brand, it is significant to note that the Company need not expend funds for extensive advertising and promotions. In the 2nd Annual Survey of Private Label Magazine (Jan/Feb 1998 issue), Household cleaners are considered to be one of the top 5 growth categories in Private Label Household Products with a 14% rate of growth in 1998 alone. QVP Family Products, Inc. has recently become the exclusive licensee of the patented product, the LaundryTea System, for the southern United States In addition, QVP Family Products Inc. is the primary supplier of detergent powder for the product. When QVP Family Products Inc. is purchased, this license will transfer to the Company and the Company will market selected products previously offered by QVP Family Products, Inc.

     QVP Family Products Inc. markets nationally and internationally to retailers including mass merchandisers, supermarkets, variety and dollar stores, and small grocery stores. As a LaundryTea licensee, channels of distribution will also include department stores, convenience stores, and laundromats. The product categories marketed by QVP Family Products Inc. include powder laundry detergents, liquid laundry detergents, fabric softeners and dishwashing detergents. QVP Family Products Inc. markets and distributes under its own label. However, distributions under the retailers' own private label will be the main focus of the Company's business. The products have been distributed in approximately 8,500 retail locations since QVP Family Products Inc. inception. QVP Family Products Inc.'s brands include "AVAIL" (Registered Trademark), "PRICE CHEK" (Registered Trademark), "CRYSTAL CLEAR" (Registered Trademark), "CAPRICE" (Registered Trademark), "ASPEN" (Registered Trademark), and "ACCLAIM" (Registered Trademark). In addition, QVP Family Products Inc. will market the "PRISTINE" brand and other brands of the LaundryTea System currently under development. QVP Family Products Inc. has exclusive rights to the patent and trademark as licensee of the LaundryTea System in the Southern United States for five (5) years beginning July 1999. QVP Family Products Inc. will have an option at that time to renew the license agreement. QVP Family Products Inc. is not currently distributing ASPEN, ACCLAIM and CAPRICE. Contract-manufacturing costs were not competitive with the industry value-brand leaders. With the acquisition of a manufacturing facility, the feasibility of offering these items will be reevaluated

     The Company has not entered into a definitive agreement to acquire QVP Family Products, Inc. and there is no assurance that the Company will acquire QVP Family Products, Inc.

C.   ORGANIZATIONAL  STRUCTURE

     Not  Applicable.

D.   PROPERTY,  PLANTS  AND  EQUIPMENT

     Currently the Company does not own any property. The Company's executive offices are located at 1st Floor East Wing, 65 Front Street, Punta Gorda,
Belize. Its telephone number is (501)(7) 22342. This is the office of QVP International Ltd. The Company uses the foregoing on a rent-free basis.

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its products during the next twelve months other than as described herein. However, in the event the Company acquires QVP Family Products Inc., the Company's production plan for year 2001 and beyond calls for increased spending in research and development at an anticipated cost of 5-7% of sales revenue.

     The Company does intend to purchase a plant and equipment, through acquisition of QVP Family Products Inc., and the Company does intend to acquire an inventory of laundry products for resale with or without the purchase of QVP Family Products IncThe Company does not have adequate funds to acquire said inventory and will not be able to acquire said inventory until it raises capital through the sale of securities or through loans.

     The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees. In the event the Company acquires QVP Family Products, Inc., it is the Company's intent to hire the former QVP Family Products, Inc. employees.

     The Company expects to earn revenues in the fourth quarter of 2001. There is no assurance, however, that the Company will earn said revenues as planned.

RECONCILIATION  TO  US  GAAP

     The Company's financial statements have been prepared in compliance with US GAAP standards (GAAP)

INFLATIONARY  AND  OTHER  ECONOMIC  PRESSURES

     The Company is not currently generating revenues from the sale of products. Future revenues in this segment are governed primarily by U.S. market prices for the Company's products. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular.

GOVERNMENT  POLICIES

     The Company has considered the issue of political risk in Belize regarding the acquisition and resale of household cleaning products and will continue to do so as a matter of normal business practice. Belize has no history of expropriation; accordingly, the Company is comfortable with the governmental situation, as it exists in Belize today.

     Activities conducted by residents and non-residents in Belize and the flow of investment into the Belize and the return of capital out of Belize are subject to regulation. All of these controls and regulations are subject to change from time to time. These factors, in addition to the usual risks and the economic and political stability of Belize must be taken into account in relation to the Company's operations.

     These policies or factors do not affect investments by United States Nationals in Company's common stock.

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.   DIRECTORS  AND  SENIOR  MANAGEMENT

     The  officers  and  directors  of  the  Company  are  as  follows:

NAME                   AGE      POSITION

Jack L. Mahan, Jr.     59       Director/Secretary/CEO/Chief Financial Officer

King  Kwok  Yu         48       Director

Ian  Ross              57       Director/Chairman/Vice  President

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office. Mr. Yu and Dr. Mahan are also directors of Equity Finance Holding Corporation.

JACK  L.  MAHAN,  JR.

     Dr. Jack L. Mahan, Jr. (birth date October 2, 1941) is a founder, Chief Executive Officer, Chief Financial Officer and a member of the Company's Board of Directors. Since March 1998, Dr. Mahan has served as Chairman, Secretary of the Board of Directors, and President for Equity Finance Holding Corporation, a foreign public corporation registered with the U.S. Securities And Exchange Commission trading in the U.S. on the Bulletin Board operated by the National Association of Securities Dealers (the "Bulletin Board") with the trading symbol EFHLF. In December of 2000, Dr. Mahan was voted to the Board of Directors of International Technology Enterprises Ltd., a Belize US SEC registered public corporation. Dr. Mahan has been employed by the State of California since 1989 as an economic development specialist and he has served on the Planning Commission for the City of Woodland, California since, 1997. Prior to that, Dr. Mahan owned several businesses including Daveck International, an international trading company. Dr. Mahan holds the degree of Doctor of Philosophy from the United States International University, San Diego, California, from the School of Leadership and Human Behavior. He received a MBA degree in International Business, Finance and Marketing, in 1978 and an MBA degree in Real Estate Management In 1979. Both of these degrees were received at National University in San Diego, California. He also received a Master's Degree (in 1966) and a Bachelor's Degree (in 1964) from San Diego State University, San Diego, California; both degrees were in Experimental Psychology. In 1967, he studied at the International Graduate School, University of Stockholm, and Stockholm, Sweden.

KING  KWOK  YU

     King Kwok Yu (birth date February 10, 1953) received a Bachelor of Arts in Economics from York University (Canada) in 1976, a Master of Arts in Economics from University of California, Santa Barbara in 1977 and a Masters in Business Administration in Accounting from Golden Gate University in San Francisco, California in 1979. Mr. Yu registered as a Certified Public Accountant with the Board of Accountancy of the State of California in 1982 and now holds an inactive Certified Public Accountant status. In 1984, Mr. Yu became an Associate Member of the Hong Kong Society of Accountants. From 1979 to 1984, Mr. Yu was Staff Auditor/Audit Supervisor to Oppenheim, Appel, Dixon & Co. (which included the practice of Robinson, Sain, Snyder & Reiss) in San Francisco and Los Angeles, California. From 1984 to 1987, Mr. Yu was Audit Supervisor/Assistant Audit Manager to the Hong Kong offices of Ernst & Whitney and Spicer & Oppenheim. From 1987 to 1988, Mr. Yu served as Group Financial Controller to

Glynhill International Limited in Hong Kong. From 1988 to 1990, Mr. Yu was Group Chief Accountant to Polly Peck International (Hong Kong) Limited. In 1991, Mr. Yu was Director to PHINA Corporate Finance Services (Asia) Limited in Hong Kong. From 1992 to 1994, Mr. Yu was Group Finance Director to Cathay International Group based in Hong Kong. From 1992 to 1994, Mr. Yu also provided professional advisory services to Cathay International Group through D.M. Forant Inc., a company incorporated in the State of Delaware and to which Mr. Yu was the sole stockholder, director and officer. D.M. Forant Inc. did not render professional advisory services to any other entities, and has not carried out any activities since 1995. From 1994 to 1997, Mr. Yu served as Director and Chief Financial Officer to Pharmaceutical China Inc., British Virgin Islands, Faulding China Limited, Hong Kong, and Foshan Faulding Pharmaceutical Co. Ltd., P.R.C. From 1997 to 1998, Mr. Yu served as Executive Director to Richard King & Company Limited, of which he had been a Director since 1991. From February 1999 to April 1999, Mr. Yu has served as a Consultant and Associate Director to Hantec Asia Alliance Capital (China) Limited. In May 1999, Mr. Yu formed Paddington Inc. with two business associates. From May 1999 to September 2000, Mr. Yu served as a Director to Paddington Inc. Mr. Yu resigned as a Director to Paddington Inc. in September 2000 after Paddington Inc. effected a merger with Supply Chain Services, Limited in August 2000. From May 2000 to present, Mr. Yu is an Officer of Paddington Inc. Mr. Yu also serves as a Director to several other Hong Kong and US companies, all of which have not carried out any business activities in the last five years, and all of which remain inactive as of the date of filing of this registration statement. In December of 2000, Mr. Yu was voted to the Board of Directors of Equity Finance Holding Corporation.

IAN  D.  ROSS

     Dr. Ian Ross (birth date July 24, 1943) is a founder, a Vice President and the Company's Chairman of the Board of Directors. Since 1986, Dr. Ross has been Owner/Consultant for Ian D. Ross & Associates, and Professional Management Services. Dr. Ross provides consulting to the healthcare industry and business in general in sales and marketing. His company is international in scope. From 1968 to the present, he has operated as Dr. of Dentistry in a general dental practice. As, a dentist with a background in healthcare management and marketing, he has been a board member of a number of healthcare and other professional organizations. From 1984 to 1985 he was a Board Member and Director of Catholic Credit Union (Houston, Texas, U.S.A.); a Credit Union serving the local community. Duties included attending board meetings as well conducting general business. He has served on the Board of Directors for the Confederation Of Dental Employers (C.O.D.E.)(UK), a professional organization of dental practice owners. From 1994 to 1996 he was Secretary and Editor; for which duties included those as Company Secretary and editor of the newsletter. He served on the Board of the Australian Society For Advancement Of Anesthesia & Sedation In Dentistry (1972 TO 1978). His duties included business manager of the journal "Dental Anesthesia and Sedation" and course director teaching sedation and practice management. Dr. Ross is a graduate of Sydney University Dental School, Australia (1968), and an Associate Fellow of the Australian Institute of Management (1975-77). He is also a graduate of Kingston University Business School, London, England (1996-97). As a graduate of the Dale Carnegie Sales
Course, he has taught sales and marketing for healthcare professionals in the United States and in England. He has been a contributing editor (1984-85) for McGraw Hill's "Long Term Care" and other healthcare publications such as Dental

Anesthesia and Sedation (1977). He has also taught the Marketing of Medical and Healthcare Services for Business Week Magazine (1985) and Productivity Training Corporation (1988 to 1994) as well as other healthcare companies. In December of 2000, Dr. Ross was voted to the Board of Directors of International Technology Enterprises Ltd., an SEC registered public corporation.

B.   COMPENSATION

     The following description sets forth the compensation paid by the Company from inception through December 12, 2000, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

     The Company currently does not disclose to its shareholders or otherwise make public the information contained in this section.

COMPENSATION  OF  OFFICERS

     For the period ended December 12, 2000, there was no compensation paid by the Company to its officers. No salaries will be paid or accrued through December 12, 2000. The Company has recently developed a formal strategic policy regarding the compensation of its executives and officers. This policy is intended to ensure executives a total compensation package that is commensurate with their skill and experience.

     The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

                       OFFICE                   AMOUNT

Jack L. Mahan, Jr.     President/CEO            $ -0-
Ian A. Ross            Vice President           $ -0-

     The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

STOCK  OPTION  PLANS  AND  LONG-TERM  INCENTIVE  PLAN  AWARDS.

     The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

COMPENSATION  OF  DIRECTORS.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

C.   BOARD  PRACTICES

     The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders. The Company has not scheduled its next annual meeting.

     There are no director's service contracts with the Company. The Company has no subsidiary corporations.

     The  Company  does  not  have an audit committee or remuneration committee.

D.   EMPLOYEES

     Other  than  its  officers,  the  Company  has  no  employees.

E.   SHARE  OWNERSHIP

     The following table sets forth the common share ownership of each director and officer, individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

NAME AND ADDRESS           NUMBER OF  POSITION                     PERCENT OF
OF OWNER                   SHARES                                  CLASS
-------------------------  ---------  ---------------------------  -----------

Jack L. Mahan, Jr.                 0  Secretary of Board/ Chief             0%
1296 E. Gibson Road, #149             Executive Officer/President
Woodland, CA 95776

Ian D. Ross                        0  Chairman of the Board/                0%
24 Station Street                     Vice President
Spalding, Lincolnshire
PE11 1EB
United Kingdom

King Kwok Yu
Flat D, Block 7                    0  Director                              0%
City Garden
North Point
Hong Kong

     There are no options to purchases shares of the Company's common stock by anyone.

ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

     There are no additional interests of management in transactions involving the Company except for those stated in Item 17 - Notes to the Financial Statements.

A.   INTERESTS  OF  EXPERTS  AND  COUNSEL

     Not  applicable.


ITEM 8.  FINANCIAL  INFORMATION

A.   CONSOLIDATED  STATEMENTS  AND  OTHER  INFORMATION

     See  Item  18.

LEGAL  PROCEEDINGS

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.

DIVIDENDS

     No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B.   SIGNIFICANT  CHANGES

     Not  Applicable


ITEM 9.  THE  OFFER  AND  LISTING
     (Items  9  B,  C,  D,  E  and  F  are  not  applicable)

A.   MARKETS  ON  WHICH  THE  COMMON  SHARES  TRADE

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board, which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     There is no trading market for these shares. However, the Company will seek to list these common shares for trading on the Over-the-Counter Bulletin Board (OTCBB) in the United States. The Company anticipates listing its common shares on a European Stock Exchange. There can be no assurance that such listings will occur. If the shares trade in the United States or Europe, there can be no assurance that they will trade at any price. Equity Finance Holding Corporation has arbitrarily valued the shares at two Belize cents (B$0.02), which is one U.
S. Cent (US$0.01). If the OTCBB and European listings happen, the Company expects that the primary trading market for its shares will be in Europe and not the United States. Equity Finance Holding Corporation bought ten percent of the issued share of QVP International Ltd. with the intent to issue the shares as a non-cash dividend to Equity Finance Holding Corporation's registered shareholders. The sale resulted in a ten percent reduction in the ownership of QVP International Ltd. by its Belize owner(s). No dividends have been declared on the Company's stock. The Company does not foresee any dividends being declared soon. 514,920 common shares were sold to Equity Finance Holding Corporation. The Company was organized at the first meeting of the Board of Directors on 28 September 2000. At that time, the Company increased the issued common shares from 50,000 to 5,149,193 common shares. It increased the authorized shares from 50,000 common shares to 100,000,000 common shares.

     As of March 19, 2001, the Company had 737 holders of record of its common shares. Currently, there are 726 U.S. shareholders of the Company's common shares.


ITEM  10.     ADDITIONAL  INFORMATION

A.   SHARE  CAPITAL

     QVP International Ltd. sold 514,920 shares of its Common Stock to Equity Finance Holding Corporation ("EFHC") on 15 December 2000. Only the shares sold to Equity Finance Holding Corporation are being registered through this registration statement. 514,920 shares represents ten percent of the 5,149,193 issued shares of the Company's stock. Equity Finance Holding Corporation is a Belize company, publicly trading in the United States. Its trading symbol on the Over-the-Counter-Bulletin-Board is EFHLF. Equity Finance Holding Corporation has over 700 American resident shareholders. On 30 December 2000, Equity Finance Holding Corporation issued a non-cash dividend of five hundred and fourteen thousand nine hundred and twenty (514,920) shares of QVP International Ltd. to Equity Finance Holding Corporation's registered shareholders. Registered shareholders received their share by book entry held at the transfer agent, Transfer Online Inc. There is no market for QVP International Ltd.'s shares. The QVP International Ltd. shares were valued arbitrarily at two Belize cents (B$0.02) per share. This value is one United States Cent (US$0.01) per share. Application will be made to list the 514,920 Common shares for quotation on the Over-the-Counter Bulletin Board (OTCBB) system. Equity Finance Holding Corporation bought the Common Stock of QVP International Ltd. to distribute to Equity Finance Holding Corporation's registered shareholders. So Equity Finance Holding Corporation is an "underwriter" as defined in Section 2(11) of the Securities Act. However, there is no underwriting agreement between the Company and the underwriter. Equity Finance Holding Corporation is not entitled to any form of direct compensation from the Company for acting as underwriter in this offering.

COMMON  SHARES

     The authorized Common Shares of the Company consists of 100,000,000 B$0.001 per share par value Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company. As of March 19, 2001, 5,149,193 shares of Common Stock were issued and outstanding. All issued and outstanding shares were fully paid

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

DIVIDENDS

     Holders of the Common Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

TRANSFER  AGENT

          Transfer  Online,  Inc.
          227  South  West  Pine  Street
          Suite  300
          Portland  OR, 97204
          Phone:  (503) 227-2950
          Fax:  (503) 227-6874

B.   MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     Article numbers appearing below correspond to the paragraph numbers appearing in the Company's articles of incorporation. The Company has no bylaws. Bylaw provisions are contained within the articles of incorporation.

     The Company's articles of incorporation do not limit in any manner the business purpose of the Company. As such, no provision relating to the same is contained in the Articles of Incorporation.

                      ARTICLE III -- STOCKHOLDERS' MEETINGS

     Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

     Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on December 1st in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock A.M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

     Section 3. Election of Directors: Elections of the directors of the corporation shall be by written ballot.

     Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the Chairman, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent. Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote there at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

     Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

     Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

     Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders or a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

     Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     Section 10. Voting of shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

                             ARTICLE IV -- DIRECTORS

     Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, 3 in number. The directors need not be residents of Belize, United States of America or stockholders in the corporation. One of the three Directors shall be appointed by Equity Finance Holding Corporation for a period of five years. The EFHC appointed Director, or his or her successors, shall remain on the Board of Directors for a minimum of five years. The remaining two Directors shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

     Section 2. Regular Meetings: Regular meetings of the Board shall be held without notice, at least quarterly, at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

     Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman, any two directors or at the request of the President. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them. Meetings may be called either personally or by mail, fax, e-mail, telephone or by telegram.

     Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

     Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the' Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

     Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, or a committee of the Board, or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

     Section 7. Compensation of Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

     Section 8. Removal: Any director who is not appointed by EFHC may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

                              ARTICLE V -- OFFICERS

     Section 1. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary, which may not be held by the same person. Officers may be directors or shareholders of the Corporation.

     Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

     Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

     Section 4. Chairman: The Chairman shall preside at all meetings of the stockholders and directors; he shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chairman, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees.

     Section 5. President: The President shall attend all sessions of the Board. The President shall be the chief executive officer of the corporation; he shall have general and active management of the business of the corporation, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

     Section 6. Secretary: The Secretary shall attend all sessions of the Board and all meetings at the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

     Section 7. Chief Financial Officer: The Chief Financial Officer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursement in books belonging to the corporation, and shall keep 'the moneys of the corporation in separate account to the credit of the corporation. He shall disburse the funds of the corporation at may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation.

                             ARTICLE VI -- VACANCIES

     Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although not less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws.

     Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                        ARTICLE VII -- CORPORATE RECORDS

     Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

               ARTICLE VIII -- STOCK CERTIFICATES, DIVIDENDS, ETC.

     Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear a replica of the corporate seal and shall be signed by the President Section 1 (a) The corporation will have 5,149,000 shares of Common Stock outstanding. Of these shares, a total of approximately 514,900 shares will be freely tradable in the public market without restriction. Bailey Manufactures Ltd, a Belize International Business Corporation, holds 4,634,100 shares. An additional 3,000,000 shares of Common Stock may be issued from time to time.

     Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

     Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate heretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, 'theft or destruction of any such certificate or the issuance of such new certificate.

     Section 4. Record Date: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or the express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

          (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stock- holders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

          (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

          (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

          (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided'! by the statute and the Certificate of Incorporation

     Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                          ARTICLE IX-- INDEMNIFICATION

     Section 1. Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may be made a party, or in which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     Section 2. The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

     Section 3. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provision of this Article.

                      ARTICLE X -- MISCELLANEOUS PROVISIONS

     Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

     Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

     Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, by fax, by e-mail or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail, fax or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail, faxed or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted

     Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the Bylaws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

     Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

     Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time is fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

C.   MATERIAL  CONTRACTS

     The Company has entered into a letter of intent with Mary Vogel, Director of QVP Family Products, Inc. to acquire all of the issued and outstanding shares of common stock of QVP Family Products, Inc., a United States corporation. QVP Family Products, Inc. was incorporated for the purpose of manufacturing and distributing high quality branded and private label powdered and liquid laundry detergents, fabric softeners and dish detergents. The terms of the letter of intent describe an interest in purchasing the following assets: the inventory, fixtures, equipment, leasehold improvements, and business name. In addition, the purchase would include all necessary intellectual property, licenses and permits transferred to the Company, as well as a covenant not to compete stating that for three years, QVP Family Products, Inc. would not open a similar marketing and production capacity. The cash only purchase price, and terms, for all of the assets as well as the good will and the covenant not to compete would be determined by appraisal at time of purchase. QVP Family Products, Inc. would remain responsible for all liabilities of its present business and the Company would not assume these.

D.   EXCHANGE  CONTROLS

     There are no exchange controls or other limitations, which effect security holders other than shares of common stock issued by the Company to U.S. residents. Shares of common stock issued to U.S. residents are deemed restricted securities and must only be sold in compliance with Rule 144 of the Securities Act of 1933 (the "Act").

     In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

E.   TAXATION

     The following discussion summarizes material on US federal and Belize tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Belize; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Belize.

     The statements regarding US and Belize tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration. Investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers with respect to their individual circumstances.

TAXATION  OF  GAINS  ON  SALE

     A US Portfolio Stockholder is not subject to Belize income tax on the sale of its common shares in the Company.

PASSIVE  FOREIGN  INVESTMENT  COMPANY  STATUS

     A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

     If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

     A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

     If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

     The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. There, these elections will not be available to the Company's US Portfolio Stockholders.

     There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

     If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

     The Company has generated sufficient income and assets during 1999 and 2000 not to be deemed a PFIC.

TAXATION  OF  DIVIDENDS.

     The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Belize tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

     Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in U.S. dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

ESTATE  AND  GIFT  TAX

     Belize does not impose any estate, inheritance or gift taxes. Therefore, no Belize estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURE  ABOUT  MARKET  RISK.

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

     *    interest  rates  on  debt;
     *    foreign  exchange  rates

     The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially form these projected results due to actual developments in the global financial markets.

INTEREST  RATES

     Interest rates will fluctuate from time to time. The Company intends to monitory such interest rates in order take advantage of the fluctuations.

FOREIGN  EXCHANGE  RATES

     The Company has not generated any revenues to date. In the future the Company intends to hedge transactions because of our exposure to foreign exchange fluctuations.

     Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

     Our revenue streams and operating expenses are denominated in US dollars only. Approximately 100% of the Company capital contributions and expenses were generated in U.S. dollars. From the Company perspective, the currency movement that would have the greatest impact upon operations is the US dollar. Strengthening the U.S. dollar will have the affect of increasing the Company's earnings.

INFLATION

     Inflation had no material impact on the Company operations during the years ended December 31, 2000.


ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  Applicable

                                     PART II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  Applicable

ITEM  15.     RESERVED

ITEM  16.     RESERVED

                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS.

     See  Item  19.

ITEM  18.     FINANCIAL  STATEMENTS.

     Not  applicable.  Consolidated financial statements are provided under Item
     17.

ITEM  19.     EXHIBITS.

     A.  Financial  Statements  of  Registrant.

     The following financial statements, together with the reports of the Company's independent accountants, are filed as part of this Registration Statement.

     B.  Exhibits.

     Financial  Statements  of  December  12,  2000
     Letter  regarding death of Mr. Barry L. Friedman, P.C.
     Share  Certificate - Common Stock

     All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 27th day of April 2001.

                         QVP  INTERNATIONAL  LTD.


                           BY:    /s/  Jack  L.  Mahan,  Jr.
                                  ----------------------------------------------
                                  Jack L. Mahan, Jr., President, Chief Executive Officer, Chief Financial Officer
                                  and Secretary of Board

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Jack L. Mahan, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                Title                        Date

  /s/ Ian D. Ross         Chairman of the Board and Vice         April 27, 2001
------------------------  President
Ian D. Ross


  /s/ Jack L. Mahan, Jr.  President, Chief Executive Officer,    April 27, 2001
------------------------  Chief Financial Officer and
Jack L. Mahan, Jr.        Secretary of Board

  /s/ King Kwok Yu        Member of the Board of Directors       April 27, 2001
------------------------  of Directors
King Kwok Yu

                             QVP INTERNATIONAL LTD.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS
                                December 12, 2000


                                TABLE OF CONTENTS



                                                               PAGE #

DISCLOSURE  UPON  THE  DEATH  OF  BARRY  L.  FRIEDMAN          35

INDEPENDENT  AUDITORS  REPORT                                  37

ASSETS                                                         38

LIABILITIES  AND  STOCKHOLDERS'  EQUITY                        38

STATEMENT  OF  OPERATIONS                                      39

STATEMENT  OF  STOCKHOLDERS'  EQUITY                           40

STATEMENT  OF  CASH  FLOWS                                     41

NOTES  TO  FINANCIAL  STATEMENTS                               42 - 46

                            BARRY L. FRIEDMAN, P.C.
                          Certified Public Accountant
                                1582 Tulita Drive
                            Las Vegas, Nevada 89123
                           OFFICE     (702) 363-8414
                           FAX NO.    (702) 896-0278


Jack  L.  Mahan,  Jr.,  Ph.D.
President,
Equity  Finance  Holding  Corporation
MEX 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710, Plyas De Rosarito, B.C., Mexico

                        Re:  Barry L. Friedman Estate Consent to utilize audits:
                             QVP  International Ltd. (CIK#0001133750)

Dear  Mr.  Mahan,

     You requested that Mr. Friedman's estate consent to authorizing the use of the two audits referenced above completed by Mr. Friedman prior to his death.

     In your letter to the Securities and Exchange Commission, dated February 13, 2001, you request, on behalf of QVP International Ltd. a waiver of the requirement for a manually signed audit report under Rule 12b-11 of the Exchange Act in the proposed initial filings under Rule 12(g) on Forms 20-F. Your request is necessitated by the death of the companies' independent auditor, Barry Friedman, subsequent to issuance of his reports and is supported by an affidavit as required by Rule 437. You furnished supplementally the financial statements of the Company, prepared by their management, along with the report of the auditor on those financial statements. The financial statements report total assets, consisting entirely of cash, of less that $5,000, and insignificant operations.

     An important function of the independent auditor in the case of such development stage companies is to assure that there are no unrecorded transactions and that disclosures about related parties and incurred and contingent liabilities are complete. The auditor's control over the use of his report permits him to evaluate the possible effect of subsequent events or new information on his report before it is filed with the Commission. Use of the report in a filing with the Commission after the auditor's death may increase or extend the liability of his estate for the report.

     Therefore, stated by the Securities and Exchange Commission, you should obtain the consent of the estate prior to its use in any Commission report. If you disclose in your filings that you have that consent, we will not object to your use of the reports of Mr. Friedman in specific circumstances outlined in your letter.

     The Exchange Act registration statement, continued the Security and Exchange Commission, should disclose the fact of Mr. Friedman's death, confirm that management is primarily responsible for the financial statements, discuss any limitations on the right of investors to sue and recover damages from Mr. Friedman or his estate concerning material misstatements or omissions, and disclose that Mr. Friedman could have refused to permit the company to use his report on the basis of any new information that came to his attention prior to its use which called into question the reliability of his report.

     The Security and Exchange Commission concluded that this position does not apply to any Security Act filing or transaction. The positions described above are based solely on the information included in your letter. Different or additional material information could lead to a different conclusion.
In the spirit of complying with the language above, I, Michael Friedman, Personal Representative of the Estate of Barry L. Friedman, hereby issue said consent and affirm the covenants described herein. The audit may be utilized for the above filing with the disclosures described herein, for any Commission filing, as described in the response from the Securities and Exchange Commission.

Sincerely,

Michael Friedman
Personal Representative
Estate of Barry L. Friedman

                          INDEPENDENT AUDITORS' REPORT
                                December 13, 2000

Board  of  Directors
QVP  INTERNATIONAL  LTD.
Punta  Gorda,  Belize,  CA

I have audited the accompanying Balance Sheets of QVP INTERNATIONAL LTD. (A Development Stage Company), as of December 12, 2000, and the related statements of operations, stockholders' equity and cash flows for the period September 27, 2000, (inception), to December 12, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QVP INTERNATIONAL LTD. (A Development Stage Company), as of December 12, 2000, and the results of its operations and cash flows for the period September 27, 2000, (inception), to December 12, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


  /s/  Barry  L.  Friedman
---------------------------
Barry  L.  Friedman
Certified  Public  Accountant
1582  Tulita  Drive
Las  Vegas,  NV  89123
(702)  361-8414

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                                DECEMBER 12, 2000

                                  BALANCE SHEET

ASSETS
CURRENT  ASSETS

     Cash                                                     $3,484

     TOTAL CURRENT ASSETS                                     $3,484

OTHER ASSETS                                                  $    0
     TOTAL OTHER ASSETS                                       $    0

TOTAL ASSETS                                                  $3,484

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                           $    0

     TOTAL CURRENT LIABILITIES                                $    0

STOCKHOLDERS' EQUITY (Note #4)
Common stock
     Par value $0.001
     Authorized 50,000,000 shares
     Issued and outstanding at
     December 12, 2000 -
     3,500,000 shares                                         $3,500

Additional Paid-In Capital                                         0

Deficit accumulated during
 The Development stage                                           -16

TOTAL STOCKHOLDERS' EQUITY                                    $3,484

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                          $3,484

    The accompanying notes are an integral part of these financial statements

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)
              SEPTEMBER 27, 2000(INCEPTION), TO DECEMBER 12, 2000

                            STATEMENT OF OPERATIONS


INCOME

     Revenue                                                 $        0

EXPENSES

     General and
     Administrative                                          $       16

TOTAL EXPENSES                                               $       16

NET PROFIT/LOSS (-)                                          $      -16

Net Loss per share based on diluted
 (Note #1)                                                   $      NIL

Weighted average
Number of common shares outstanding                           3,500,000

    The accompanying notes are an integral part of these financial statements

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)
              SEPTEMBER 27, 2000 (INCEPTION), TO DECEMBER 12, 2000

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Additional
                                            Common   Stock   paid-in Accumulated
                                            Shares   Amount  Capital Deficit

September 27, 2000
 Issued for Cash                           3,500,000 $ 3,500  $  0

Net loss January 21, 2000 (inception) to
 December 12, 2000                                                     $  -16

Balance,
 December 12, 2000                         3,500,000 $ 3,500  $  0     $  -16


    The accompanying notes are an integral part of these financial statements

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)
              SEPTEMBER 27, 2000 (INCEPTION), TO DECEMBER 12, 2000

                            STATEMENT OF CASH FLOWS


Cash  Flows  from  Operating  Activities

Net Loss                                                $   (16)

Adjustment to Reconcile net loss To net cash provided by Operating Activities

Changes in assets and Liabilities                             0

Net cash used in Operating activities                   $   (16)

Cash Flows from Investing Activities                          0

Cash Flows from Financing Activities                     +3,500
Issue common stock for cash

Net Increase (decrease)                                 $+3,484

Cash, Beginning of period                                     0

Cash, End of Period                                     $ 3,484

    The accompanying notes are an integral part of these financial statements

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 12, 2000


NOTE  1  -  HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

     The Company was incorporated on September 27, 2000, in Belize, Central America, as QVP INTERNATIONAL LTD., Certificate #16,271. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

ACCOUNTING  METHOD

     The  Company  records  income  and  expenses  on  the  accrual  method.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH  AND  EQUIVALENTS

     The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 12, 2000.

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 12, 2000


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

FOREIGN  CURRENCY  CONVERSION

     The Company maintains its books and records in United States dollars, using accounting principles generally accepted in the United States of America.

INCOME  TAXES

     The Company's primary tax reporting country is Belize. Under Belize laws, foreign earned income is taxable only on remittances to Belize. Income from operations in the United States is taxable by the United States and applicable state governments. Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

REPORTING  ON  COSTS  OF  START-UP  ACTIVITIES

     Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 12, 2000


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

LOSS  PER  SHARE

     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 12, 2000, the Company had no dilative common stock equivalents such as stock options.

YEAR  END

     The  Company  has  selected  December  31st  as  its  year-end.

     Policy  in  Regards  to  Issuance of Common Stock in a Non-Cash Transaction

     The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.


NOTE  3  -  INCOME  TAXES

     There is no provision for income taxes for the period ended December 12, 2000. The Company's total deferred tax asset as of December 12, 2000 is as follows:

     Net  operation  loss  carry  forward     $     0
     Valuation  allowance                     $     0
     Net  deferred  tax  asset                $     0

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 12, 2000


NOTE  4  -  STOCKHOLDERS'  EQUITY

COMMON  STOCK

     The authorized common stock of the corporation consists of 50,000,000 shares with a par value $.001 per share.

PREFERRED  STOCK

     The  corporation  has  no  preferred  stock.

     On September 28, 2000, the Company restated its Articles of Incorporation, which increased its capitalization from 50,000 common shares to 50,000,000 and changed the par value from US $1.00 to US $.001

     On September 28, 2000, the Company issued 3,500,000 shares of its $0.001 par value common stock for cash of $3,500.00.


NOTE  5  -  GOING  CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

                             QVP INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 12, 2000


NOTE  6  -  RELATED  PARTY  TRANSACTIONS

     The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE  7  -  WARRANTS  AND  OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

To Whom It May Concern:

December 13, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of December 13, 2000, on the Financial Statements of QVP INTERNATIONAL LTD., as of December 12, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very  truly  yours,

  /s/  Barry  L.  Friedman
------------------------------
Barry  L.  Friedman
Certified  Public  Accountant

STOCK  CERTIFICATE:

                             QVP INTERNATIONAL LTD.
              INCORPORATION UNDER THE LAWS OF THE COUNTRY OF BELIZE
                      AUTHORIZED SHARES $0.00001 PAR VALUE

NUMBER                       SHARES

                             CUSIP
                             SEE  REVERSE
                             FOR  CERTAIN  DEFINITIONS

THIS  CERTIFIES  THAT

IS  THE  OWNER  OF

FULLY  PAID  AND  NON-ASSESSABLE  SHARES  OF  $0.00001  PAR  VALUE  COMMON
STOCK  OF

                                 QVP  INTERNATIONAL  LTD.

TRANSFERABLE ONLY ON THE BOOKS OF THE COMPANY IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNLESS COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTRAR.

     IN WITNESS WHEREOF, THE SAID COMPANY HAS CAUSED THIS CERTIFICATE TO BE EXECUTED BY THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS AND TO BE SEALED WITH THE FACSIMILE SEAL OF THE COMPANY.

DATED:

_______________________                 _________________________
SECRETARY                     SEAL      PRESIDENT


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QVP  INTERNATIONAL  LTD.

TRANSFER  FEE:  $20.00  PER  NEW  CERTIFICATE  ISSUED

     THE FOLLOWING ABBREVIATIONS WHEN USED IN THE INSCRIPTION ON THE FACE OF THIS CERTIFICATE, SHALL BE CONSTRUED AS THOUGH THEY WERE WRITTEN OUT IN FULL ACCORDING TO APPLICABLE LAW OR REGULATIONS:

TEN  COM  -  AS  TENANTS  IN  COMMON
TEN  ENT  -  AS  TENANTS  BY  THE  ENTIRETIES
JT  TEN   -  AS  JOINT  TENANTS  WITH  RIGHT  OF  SURVIVORSHIP  AND  NOT  AS
     TENANTS  IN  COMMON
UNIF  GIFT  MIN  ACT  -  __________  CUSTODIAN  ___________  (MINOR)
     UNDER  UNIFORM  GIFTS  TO  MINORS  ACT  ____________  (STATE)

ADDITIONAL  ABBREVIATIONS  MAY  ALSO  BE  USED  THOUGH  NOT  IN  THE  ABOVE
LIST.

FOR VALUE RECEIVED, _________________ HEREBY SELL, ASSIGN AND TRANSFER UNTO _______________ (PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE).______________________________________________________________________
_____  PLEASE  PRINT  OR  TYPEWRITE  NAME  AND  ADDRESS,  INCLUDING  ZIP CODE OF
ASSIGNEE)
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
SHARES OF THE COMMON STOCK REPRESENTED BY THE WITHIN CERTIFICATE, AND DO HEREBY IRREVOCABLY CONSTITUTE AND APPOINT _______________________ ATTORNEY-IN-FACT TO TRANSFER THE SAID STOCK ON THE BOOKS OF THE WITHIN-NAMED CORPORATION, WITH FULL POWER OF SUBSTITUTION IN THE PREMISES.

DATED:  _________________


               _____________________________________________
               NOTICE: THE SIGNATURES TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

SIGNATURE(S)  GUARANTEED:

___________________________

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17AD-15.


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